

June 24, 2010

Via Facsimile and U.S. Mail

David G. DeWalt
Chief Executive Officer
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

> **Re: McAfee, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 10, 2010**
> **File No. 001-31216**

Dear Mr. DeWalt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Compensation Discussion and Analysis

Compensation Policies and Practices as They Relate to Risk Management, page 31

1.   We note the following disclosure provided in response to Item 402(s) of Regulation S-K: "We have reviewed our compensation policies and practices for all employees and concluded that any risks arising from our policies and programs are not reasonably likely to have a material adverse effect on us."   In your response letter, please describe more specifically the process you undertook to reach the conclusion that the risks arising from your compensation policies and programs are not reasonably likely to have a material adverse effect on the company.

Related Party Transactions, page 42

2.   It appears that you have not provided disclosure required by Item 404(b) with respect to your policies for review and approval of related party transactions. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, with any questions. If you need further assistance, you may contact me at (202) 551-3483.

                                Sincerely,

                                Katherine Wray
                                Staff Attorney